FILE NO 1-9945

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON   DC   20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2004

National Australia Bank Limited

ACN 004 044 937

(Registrant’s Name)

Level 24

500 Bourke Street

MELBOURNE   VICTORIA   3000

AUSTRALIA

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

This Report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in the Registration Statement on Form F-3 (No. 333-6632) of National Australia Bank Limited and to be part thereof from the date on which this Report, is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Group Corporate Affairs National Australia Bank Limited ABN 12004044937

ASX Announcement	500 Bourke Street Melbourne Victoria 3000 Australia

Melbourne, Monday 19th January  2004

Update on unauthorised foreign currency trading investigations

Since its initial announcement on 13 January 2004, the National Australia Bank has progressed its internal investigations into unauthorised foreign currency options trading.

Our detailed work on the unauthorised trading has confirmed that the pre-tax loss arising from the removal of fictitious trades from the foreign currency options portfolio is A$185 million - slightly above our original estimate of A$180 million.

The Chief Executive of the National, Mr Frank Cicutto, said foreign currency options will continue to be a part of our Markets business.

“In view of the unauthorised activity that has occurred in this portfolio, the National is undertaking a market revaluation of the remaining portfolio to ensure it conforms with our policies,” Mr Cicutto said.

“Our initial view indicates that this revaluation will lead to additional losses. Based on our work to date, there is a very low probability that the total losses will be as high as market speculation of A$600 million. We expect to provide a further update on this matter by the end of the week.”

The Chairman of the National, Mr Charles Allen, said the Board of Directors had been updated on the investigations.

“Following the outcomes of the investigations we will take whatever action is necessary to ensure that investors, customers and staff have full confidence in the National,” Mr Allen said.

For further information, please contact:

Robert Hadler

Group Corporate Affairs

03 8641 3876

0404 805 675

or visit www.nabgroup.com

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL AUSTRALIA BANK LIMITED

Susan E Crook
Date: 19 January 2004	Title: Associate Company Secretary